CANADIAN NATURAL RESOURCES LIMITED
ANNOUNCES QUARTERLY DIVIDEND
CALGARY, ALBERTA – MARCH 3, 2022 – FOR IMMEDIATE RELEASE
Canadian Natural Resources Limited announces that its Board of Directors has declared a quarterly cash dividend on its common shares of C$0.75 (seventy five cents) per common share. The dividend will be payable on April 5, 2022 to shareholders of record at the close of business on March 18, 2022.
The quarterly dividend increase of 28% demonstrates the confidence that the Board of Directors has in the sustainability of our business model, the strength of our balance sheet and the Company’s long life low decline asset base. This represents the continuation of the Company’s leading track record of 22 consecutive years of dividend increases, with a compound annual growth rate of 22% over that period of time.
Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

CANADIAN NATURAL RESOURCES LIMITED
2100, 855 - 2nd Street S.W. Calgary, Alberta, T2P4J8 Phone: 403-514-7777 Email: ir@cnrl.com www.cnrl.com

TIM S. MCKAY
President
MARK A. STAINTHORPE
Chief Financial Officer and Senior Vice-President, Finance
JASON M. POPKO
Manager, Investor Relations
Trading Symbol - CNQ
Toronto Stock Exchange
New York Stock Exchange

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com